Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 19, 2017

Relating to Preliminary Prospectus dated July 19, 2017

Registration No. 333-218924

On July 19, 2017, the Company filed Amendment No. 3 to the Registration Statement to update and supplement certain disclosures that had been provided in its preliminary prospectus dated July 10, 2017 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 3 (the “Preliminary Prospectus”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1705843/000119312517231103/0001193125-17-231103-index.htm . The changes in the Preliminary Prospectus primarily reflect a decrease in the range of the minimum and maximum expected offering price of between $8.00 and $10.00 per share of common stock, instead of the range of $15.00 to $18.00 per share of common stock as previously disclosed in the Registration Statement.

This free writing prospectus is only a summary of the changes included in, and should be read together with, the Preliminary Prospectus. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146, from Jefferies LLC, Attention: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by calling toll-free 877-821-7388, or by emailing a request to prospectus_department@jefferies.com, or from Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

Updates to “Summary—Summary Historical Financial Data”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Summary—Summary Historical Financial Data” has been revised as follows:

	(unaudited) As at March 31, 2017
	Actual	As Adjusted(2)
	(in thousands)
Cash and cash equivalents	$3,007	$51,600
Total assets	15,092	63,685
Accumulated deficit	(31,400)	(31,400)
Total stockholder’s equity	10,421	59,014
Total liabilities and stockholder’s equity	15,092	63,685

(1)	See note 8 to our audited financial statements and note 7 to our unaudited condensed financial statements, included elsewhere in this prospectus, for an explanation of the method used to calculate basic and diluted net loss per share.

(2)	As adjusted to give effect to the issuance and sale of 6,060,606 shares of common stock in this offering, assuming an initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) each of, as adjusted, cash and cash equivalents, total assets, total stockholder’s equity and total liabilities and stockholder’s equity by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) as adjusted cash and cash equivalents, total stockholder’s equity and liabilities and stockholder’s equity by $8.4 million, assuming an initial public offering price of $9.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

Updates to “Risk Factors”

The second sentence of the risk factor on page 20 of the Preliminary Prospectus under the caption “Risk Factors—Risks Related to Our Business and Industry— We may need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations” has been revised as follows:

We believe our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations through at least the second quarter of 2019.

The following risk factor set forth on page 44 of the Preliminary Prospectus under the caption “Risk Factors—Risks Related to Ownership of Our Common Stock” has been revised as follows:

If you purchase common stock in this offering, you will experience substantial and immediate dilution.

If you purchase common stock in this offering, you will experience substantial and immediate dilution of $6.70 per share in the net tangible book value after giving effect to the offering at an assumed initial public offering price of $9.00 per share (the midpoint of the price range on the cover of this prospectus) because the price that you pay will be substantially greater than the net tangible book value per share that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Updates to “Use of Proceeds”

The first three paragraphs in the section of the Preliminary Prospectus captioned “Use of Proceeds” has been revised as follows:

We estimate that the net proceeds to us from this offering will be approximately $48.6 million, or approximately $56.2 million if the underwriters exercise in full their option to purchase additional shares of common stock, assuming an initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $5.6 million (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, by approximately $8.4 million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds of this offering (including any net proceeds from the underwriters’ exercise of their option to purchase additional shares of common stock) as follows:

•	approximately $25.0 million to fund research and for development costs to advance our existing product candidates including high fiber wheat and herbicide tolerant wheat and to add additional product candidates to our portfolio;

•	approximately $5.0 million to build out commercial capabilities, which includes incremental expansion of our sales force to build commercial relationships with supply chain and food companies, furnishing a demonstration kitchen, and producing demonstration and promotional products, such as high oleic oil and meal samples, to help drive demand creation;

•	approximately $10.0 million to be used as working capital related to seed production, grain purchases and meal and oil production; and

•	the remainder for general corporate purposes.

Updates to “Capitalization”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised as follows:

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale and issuance by us of 6,060,606 shares in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the net proceeds of this offering are held as cash.

You should read this table in conjunction with our audited financial statements and the notes thereto, included in this prospectus as well as “Use of Proceeds,” “Selected Historical Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	(unaudited) As of March 31, 2017
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$3,007	$51,600

Long-term debt	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value, no shares authorized, actual; 50,000,000 shares authorized and no shares issued and outstanding on an as adjusted basis	—	—
Common stock, $0.0001 par value, 73,500,000 shares authorized and 19,600,000 shares issued and outstanding; 275,000,000 shares authorized and 25,660,606 shares issued and outstanding on an as adjusted basis	1	3
Additional paid-in capital	41,820	90,411
Accumulated (deficit)	(31,400)	(31,400)

Total stockholders’ (deficit) equity	10,421	59,014

Total capitalization	10,421	59,014

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) each of as adjusted cash and cash equivalents, additional paid-in capital, total stockholder’s equity and total capitalization by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) as adjusted cash and cash equivalents, additional paid-in capital, total stockholder’s equity and total capitalization by $8.4 million, assuming an initial public offering price of $9.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

Updates to “Dilution”

The disclosure set forth under the section of the Preliminary Prospectus captioned “Dilution” has been revised to read as follows:

Our net tangible book value as of March 31, 2017 was $10.4 million, or $0.53 per share of common stock. Net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares outstanding. After giving effect to the sale by us of 6,060,606 shares of common stock in this offering, at an assumed initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and the receipt and application of the net proceeds, our adjusted net tangible book value as of March 31, 2017 would have been $59.0 million or $2.30 per share. This represents an immediate increase in adjusted net tangible book value to our existing stockholder of $1.77 per share and immediate dilution to new investors of $6.70 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.00
Net tangible book value per share at March 31, 2017	$0.53
Increase in net tangible book value per share attributable to new investors	1.77

Adjusted net tangible book value per share as of March 31, 2017 after this offering		2.30

Dilution per share to new investors in this offering		$6.70

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our adjusted net tangible book value by approximately $5.6 million, or approximately $0.22 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.78 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase our adjusted net tangible book value by approximately $8.4 million, or $0.23 per share, and decrease the dilution per share to investors participating in this offering by $0.23 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our adjusted net tangible book value by approximately $8.4 million, or $0.25 per share, and increase the dilution per share to investors participating in this offering by $0.25 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase 909,091 additional shares of common stock in this offering, the adjusted net tangible book per share after the offering would be $2.51 per share, the increase in net tangible book value per share to our existing stockholder would be $1.98 per share and the adjusted dilution to new investors participating in this offering would be $6.49 per share.

The following table sets forth, on an adjusted basis as described above, as of March 31, 2017, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our existing stockholder and by the new investors, at an assumed initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder	19,600,000	76%	$41,820,725	46%	$2.13
New investors	6,060,606	24%	$48,592,912	54%	$8.02
Total	25,660,606	100%	$90,413,637	100%	$3.52

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) total consideration paid by new investors by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by approximately $8.4 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Updates to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

The penultimate and ultimate sentences under the third paragraph of the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates— Stock-Based Compensation—Calyxt, Inc. Equity Incentive Plans” has been revised as follows:

The stock-based compensation expense related to these awards will be recorded upon the consummation of this offering and is estimated to be approximately $7.0 million, based on the assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price of $9.00 per share would increase or decrease this additional stock compensation expense by approximately $1.2 million.

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